Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CSC - Computer Sciences Corp Conference Call Regarding Recent Everett SpinCo SEC Event

EVENT DATE/TIME: NOVEMBER 03, 2016 / 12:30PM GMT

OVERVIEW:
On 11/03/16, CSC discussed about Everett SpinCo Form S-4 and Form 10 filing.

NOVEMBER 03, 2016 / 12:30PM GMT, CSC - Computer Sciences Corp Conference Call Regarding Recent Everett SpinCo SEC Event

CORPORATE PARTICIPANTS
Neil DeSilva CSC - Head of Global M&A and IR
Paul Saleh CSC - CFO

CONFERENCE CALL PARTICIPANTS
Jason Kupferberg Jefferies LLC - Analyst
Keith Bachman Bank of Montreal - Analyst
James Friedman Susquehanna Financial Group - Analyst
Ashwin Shirvaikar Citigroup - Analyst

PRESENTATION
Operator

Good day and welcome to the CSC's conference call regarding the Everett SpinCo Form S-4 and Form 10 filing. Today's conference is being recorded. At this time I would like to turn the conference over to Mr. Neil De Silva. Please go ahead, sir.

Neil DeSilva - CSC - Head of Global M&A and IR

Thank you. Thank you very much and good morning everyone. I'm Neil De Silva CSC's Head of M&A and Investor Relations. I'm pleased you have joined us for today's CSC conference call regarding the Everett SpinCo Form S-4 and Form 10 filing. Our speaker on today's call will be Paul Saleh, our Chief Financial Officer. As we have done in the past the call is being web cast at csc.com/InvestorRelations and we have posted a slide deck to our website which will accompany our discussion today.

In connection with the proposed transaction Everett SpinCo Inc. a wholly owned subsidiary of the Hewlett-Packard Enterprise Company, or HPE created for the transaction, filed with the SEC a Registration Statement on Form S-4 and a Registration Statement on Form 10 containing a prospectus information statement and CSC will file with the SEC a proxy statement on Schedule 14A. Investors and securities holders are advised to read the registration statements and the prospectus information statement because they contain important information about the parties and the proposed transaction and to read other documents filed by CSC, HPE and Spinco including amendments to existing filings as and when those documents are filed. Because they will contain important information about the parties and the proposed transaction.

Investors and security holders may obtain a free copy of these and other documents filed with the SEC by CSC, HPE and Spinco at the SEC's website at www.sec.gov. Finally I would like to remind our listeners that CSC assumes no obligation to update information presented on the call except, of course, as required by law. Now I would like to introduce CSC's CFO, Paul Saleh.

Paul Saleh - CSC - CFO

Thank you, Neil, and greetings everyone and welcome to our conference call. As you noted we filed the S-4 and Form 10 yesterday in connection with the previously-announced transaction between CSC and the enterprise services business of Hewlett-Packard enterprises.

Now in the document the enterprise services business of HPE is referred to as Everett. The filings represent a key milestone for the merger and we remain on track to close this merger on or around April 1, 2017. On today's call what I would like to do is help guide investors through the carve-out financials of Everett as well as the pro forma financials of the combined entities. You will find web cast documents online which contain the content of the S-4 and Form 10 and I will be referring to that today throughout the presentation.

Organizationally to help orient you the sections of the S-4 itself will include first the Risk Factors, the transaction and Everett's CSC business. It will then also have a description of the transaction itself including transaction agreements and related financing. There will be a section on the background to the merger, description of the Everett business as well as an MD&A section and then it will include the historical and pro forma financials and that's the purpose of our call is to guide you through those financials.

If you turn to the next slide, you will find that in the S-4 and in the Form 10 you will find pro forma income statements and balance sheets for CSC, for Everett, and then for the combined new company. And this is done on a historical basis for the last full fiscal year and for the first three months of the current fiscal year. Now, for presentation purposes the CSC income statement is for our fiscal 2016 ending on April 1, 2016. For Everett's income statement is for the 12 months ending April 30, 2016, which is the close period to CSC's fiscal year.

Paul Saleh - CSC - CFO

The pro forma financials for the combined entity, that's the income statement for the combined entity, you know, combines those two 12 months periods and assume the transaction takes place at the beginning of fiscal 2016. And I should note that there are no synergy's assumed in the financials. If you turn to the balance sheets, you see the balance sheet is as of July 1, 2016. This is consistent with CSC's 10-Q. Average balance sheet is as of July 31, 2016, which is consistent with HPE's latest 10-Q filing date.

Paul Saleh - CSC - CFO

And then the pro forma balance sheet of the combined entity is as of July 2016. Now, if we can go now to the next page, it's page 3, I'll turn to the pro forma and non-GAAP framework of these filings and those are detailed on the slide. You will note that the pro forma and non-GAAP financials will reflect a $570 million net pension liability for Everett, which is consistent with the separation agreement. The capital leases that you will see on the Everett balance sheet include capitalized leases expiring within two years of the close date of the transaction in addition to a $250 million cap on longer lived assets. Again, this is in line with the separation agreement.

Now, the income statement will be consistent with this treatment of the capitalized leases. Debt, as part of the transaction consists of $1.5 billion of term loan and $1.6 billion of senior notes ranging in maturities from three to ten years. The average cost of the debt is assumed to be 3.4%. Our pro forma financials assume no draw-down of the $3 billion and the $55 million bridge facilities. Next, if you see the note there the Everett tax rate in the carve-out financial is as reported.

Paul Saleh - CSC - CFO

However, for the non-GAAP purposes which I will cover later we have assumed a 30% tax rate for Everett. Again, it's only for non-GAAP purposes based on the estimated global mix of income for that business and statutory rate. But perhaps most importantly the pro forma financials do not reflect any adjustments for a reduction in HPE's horizontal costs from approximately $1.6 billion to the contractually agreed distribution date target of a $1.2 billion. Also, as I mentioned earlier, no synergy's are assumed in the pro forma results. And lastly, the pro forma and non-GAAP financials do not include a full fiscal year of Xchanging and UXC for CSC.

Paul Saleh - CSC - CFO

So now let's turn to the pro forma income statement which is found also on page 169 of the S-4 and we have reproduced it here for on this slide. Just to direct you here from left to right-size you will note that we start with the CSC income statement for the last 12 months ended April 1, 2016. That's on a GAAP basis. The next column shows Everett's income statement for the 12 months ended April 30, 2016. The next column shows reclassifications and those reclassification represent entries that conforms Everett's financial statement to CSC's financial statement presentations.

I'll mention a few examples of that in a second. And then the next column shows the transaction related adjustments and I will also cover those in just a few minutes. And then the last column is just simply the combined income statement which adds the columns across. Now, let's turn to the Everett column and you will note a number of items that were previously held at HPE corporate and not allocated to the segment in segment reporting previously. So I'll note for example if you go down that column at $399 million of amortization of intangible assets that represents the EDS the acquisition, the amortization related to that, and it's just really winding down now totally.

Restructuring costs of $606 million, the separation cost of $270 million. That is the allocated amount related to the HPI separation from HPE and then there's also the $233 million down that column which is defined benefit plan settlement charges. This is basically the mark-to-market for their pension obligations and then there's an impairment of data centers of $136 million. Now, these items will be later on pro forma out as part of the non-GAAP results. If you turn to the next column, which is the rate classification column, you will find more detail of each one of those items on page 177 of the S-4.

Now, those reclassifications of the Everett income statement they include depreciation and amortization reclassification out of cost of service and SG&A. That was in the Everett financials column and into depreciation and amortization. They include also for example pension plan settlement charges, reclassified out of the defined benefit plan settlement charges and into cost of service and also SG&A. And then there's also some adjustment to the interest expense and interest income and other expense that are reclassified out of the single line item that was net interest into a more detailed item of interest expense or interest income and other expense respectively. And those are just, again, a few of the examples.

You will note again that the net impact of those is zero to the income line. Net income line. Now, the next column, the transaction adjustment, shows the items that, again, are basically adjustment related to the transaction itself. Now, for more detail you can find those on page between 167 to 184 in the S-4. And they include such things as purchase price accounting adjustments, including intangible amortization and depreciation expense, they include converting capitalized leases into operating leases consistent with the separation agreement and also adding interest expense related to the new capital structure that I mentioned previously.

Then next we going to turn to the non-GAAP income statement, but before that I would like to cover non-GAAP items that are found on page again 184 and 185 of the S-4. For P&L purposes you will see that we exclude again items are very consistent with how CSC also presents its also non-GAAP financials. So we exclude certain overhead costs for CSC. If you recall those include the separation of MPS which was historically those overhead were allocated to MPS now CSRA but were not included in discontinued op due to accounting rules.

Paul Saleh - CSC - CFO

On the HPE side, or Everett side, there were certain HPE costs allocated to Everett and these costs are expected to be largely eliminated on a prospective basis. You will see also an adjustment for pensions and they take two forms. There's US pension and other post-retirement benefit that reflected the impact of certain US pensions an OPEB plans. Historically included is CSC's financial results if you recall we transferred those to CSRA and they are part of the CSRA separation.

Paul Saleh - CSC - CFO

Again, those are just lifted from our own financial results. And for the Everett side there's pension and OPEB actuarial settlement gains or losses that are due to mark-to-market accounting. And settlements that are also incurred by them or incurred by us. The next line is the separation restructuring and other transaction costs and they cover separation costs allocated to Everett arising from the separation of the Everett parent HPE from HPI.

You remember this is the $270 million that you found on the prior page. You have CSRA separation from CSC, you have certain CSC and Everett restructuring charges related to workforce optimization or real estate charges. You have merger-related costs incurred by CSC and Everett and intangible asset amortization expenses recognized by CSC and by Everett.

Next is the SEC settlement related items. Again, this is much more CSC to conform with the CSC presentation of its own financials as well as the next line which is the debt extinguishment cost. If you recall that was an item that occurred last year and was again adjusted for non-GAAP purposes. And finally you have the impairment of data center asset that is on the Everett line related to Everett exit from its various data centers. Now, if you go to the next paragraph for EBITDA purposes only in addition to these adjustments above we also exclude stock based compensation.

This is the combination for not only for CSC but also stock-based compensation for Everett. Then there's a provision for losses on accounts receivable. Again this represents an amount of uncollectible account receivable expenses incurred by CSC and Everett. And, again, those items conform to some of our definitions of EBITDA and then there's also explanation of foreign currency losses of gain associated particularly with CSC's hedging transaction. And then there's an adjustment at the end for income taxes as I mentioned earlier we have also conformed from a non-GAAP basis. We have used 30% tax rate assumption from Everett for presentation purposes.

So if I move to the next slide and its Slide 6 this is actually the non-GAAP income statement this exhibit is literally found on page 187 of the S-4 and to calibrate it the first part of the page literally starts with a non-GAAP results. So for example just to guide you through it the consolidated segment adjusted operating income you will see in the first column $632 million for CSC leading to going down that line a non-GAAP net income from continuing operation for CSC of $363 million.

Next to it Everett on a comparable basis is $742 million, and you will see a non-GAAP net income from continuing operation of $414 million, again if you look at the number just right above it, the $178 million of income tax expense, that's the 30% tax rate I just mentioned on the Everett P&L. Below those two numbers are the items that I had just really covered and that will get excluded for non-GAAP purposes but here they get added back because we are trying to reconcile back to GAAP items so if you look at it you will see all the categories that I had just covered and that lead you to what has been shown externally on a GAAP basis.

That's a non-GAAP to GAAP at the same time reconciliation. And then there are some adjustments again related more to pension and other type of transaction related. You get to the right-hand side which is the pro forma combined non-GAAP and you can see that the combined entity has a consolidated adjusted operating income of a $1.504 billion and a non-GAAP net income of from continuing operations of $830 million for an EPS fully diluted of $2.85 on a non-GAAP basis.

Now, again, here it's very important to note that the $2.85 includes just the $1.6 billion of HPE horizontal costs as mentioned earlier as part of our separation agreement that figure will be $1.2 billion at the close. So there's a $400 million of higher costs in that column. The other thing is that EPS does not include the full year of UXC and exchanging for CSC. And lastly, that column that $0.285 per share does not include any synergy's. And lastly I'll point you down to the bottom of the page, the share counts is $289 million to calculate the EPS and it reflects the additional dilutive impact of option valuation and impacted by the rise in the CSC stock price.

All right. So now if I turn to the next page, page 7, we're going to cover the non-GAAP EBITDA. This exhibit is found on page 188 and 189 of the S-4 as well. And you can see that on the very right hand side the combined non-GAAP EBITDA is 3.273. That's on the very bottom of that page. As I noted before, this figure does not reflect the lower horizontal costs that we would expect again at close. This number the 3.273 reflects $1.6 billion of HP horizon cost instead of the $1.2 billion. And it also does not reflect the full year benefit or results of Exchanging and UXC and there are no synergy's in that EBITDA non-GAAP number.

Let me turn now to the balance sheet on Slide 8. We show the valuation and its purchase price allocation and for reference purposes you will find this information on pages 172 to 175 of the S-4. Okay? Let me start actually on the right-hand side of that page with some of the merger assumptions. For purposes of valuation we have used a closing price of $55.49 per share of October 21, 2016, which is about a week ago. We have used again the assumption is the combined company share ownership per the agreement of 50.1% for the HPE stockholders and 49.9% for CSC's stockholders. If you do the math, it comes down to a total purchase price of $11,376 million.

As shown also in the table itself and it includes an indebtedness of $396 million assumed by CSC as a result of the transaction and as you can see in the footnote that includes about $80 million in indebtedness which is subject to final agreement of transferability with Everett. On the left-hand side basically is the resulting work that for fair value balance sheet assessment you see that each class basically get revalued for PPA purposes and the net effect is that you will note that intangible assets are now as a result of the $11.3 million in purchase consideration implies intangible of $4.5 billion.

Neil DeSilva - CSC - Head of Global M&A and IR

That's the third line on the left side of that page and then goodwill, which is a little bit more lower the very last almost line on the left-hand side, goodwill in the merger of approximately $4.675 billion. Obviously, these figures will change as we continue to update our filings and we'll keep you posted again on subsequent filings.

Paul Saleh - CSC - CFO

So if we move now to the next slide, we show actually the balance sheet information actually will be shown on two slides because we are covering the asset on one and the liability and equity on the other. Those pages are found on page 167 of the S-4. Again, on the left-hand side we start with the CSC balance sheet again per our 10-Q filing. The next one is the Everett balance sheet as I mentioned earlier as of July 31, 2016.

The next column is the reclassification. This is the column that conforms the assets and liabilities to CSC's accounting policies. And then the last next column after that is a transaction adjustment and those are transaction adjustments related to the merger and I will cover a few of the areas again. Adjusted, very similar to what we did with the income statement and then the pro forma just really sums up these items across all of these columns. The reclassification of Everett assets and liabilities as I mentioned conformed to CSC's accounting policies and they include things like, where do we record outsourcing and contract costs, it has things such as current and long-term assets classification and conversion of capitalized lease obligation into operating leases and pension liabilities reclassified out of other liabilities and into pension obligations.

Paul Saleh - CSC - CFO

If you look at the transaction adjustment across-the-board, they will include things like the reduction ultimately as a result of the transaction of pension liability down to $570 million net a reduction in the capitalized leases as they are converted into operating leases. The re-valuation of the Everett balance sheet to fair market value as I had indicated just a page earlier. And the new incremental debt will be found as a transaction adjustment as well as the elimination of the cash balances ultimately.

So in summary I think hopefully these sets of slides walk you through and guide you through the key financial exhibits in the S-4 and some of the corresponding adjustments that are being made. And with that, I'm going to just turn it over to the Operator for any Q&A that you may have.

QUESTION AND ANSWER
Operator

Thank you. (Operator Instructions). We'll go first to Jason Kupferberg of Jeffries.

Jason Kupferberg - Jefferies LLC - Analyst

Hi, guys. How are you? I wanted to ask a question on-- I know there was some pro forma internal projections in the S-4 around fiscal 2015 revenue in EBIT and EBITDA on a pre synergy basis. So I think, for example, fiscal 2017 EBIT figure was $1.93 billion. And just wondering if that's a reasonable jump off point for projecting the new company's P&L in fiscal 2018 and beyond? Obviously, we would need to add synergy's on top of those figures. And then presumably the $400 million in stranded costs you're pointing to as well as UXC in exchanging. But I just want to make sure I have those pieces.

Paul Saleh - CSC - CFO

Yes. I don't think the intent of this call today was to go over projections. It just to help guide you through the financials that are shown. And so I will defer that to another time where we will have ample opportunity. As we complete our analysis on synergies and the like we will give you a good update on what to expect for the combined entity going forward. But everything seems to remain on track for the close. We feel very excited about the synergy's and confident in the synergy that we had shared with you before. If you recall we mentioned $1 billion of synergy and $1.5 billion five of exit run-rate. And I think there's nothing right now, we're very confident that we're going to get those synergyies realized.

Jason Kupferberg - Jefferies LLC - Analyst

Okay. I guess just one follow-up on that. I know you guys aren't going to provide your own projections for the new company at this point but just as we think about ways we want to make our own projections, would that $1.93 billion of EBIT be the right starting point for us to then make our own assumptions on? And the reason I ask is just because that number was actually disclosed and I just want to understand what's not in that $1.93 billion i.e., the synergyies, the stranded costs, and the UXC and Xchanging acquisitions. I mean, is that an accurate statement?

Paul Saleh - CSC - CFO

Yes. Again, everything that we said today we have covered the fact that the numbers that you have here is for 2016, right? Fiscal 2016. So you have to just really look forward to 2017. Again, for 2017, I would say Everett has not yet, or HP has not yet provided any guidance as to what are their targets for next year. I will leave it at that. We have provided our own targets for 2017. For our fiscal 2017.

In addition to that from to guide you through this presentation we said that things that are not included in the non-GAAP results was the reduction in the horizontal cost, from the $1.6 billion to about the $1.2 billion. And also, there's no synergyies again assumed in those numbers, right? And then the starting point of 2016 itself, the starting point of 2016 here in this financial presentation does not include UXC and Xchanging. UXC may have been just about a month if you recall for CSC.

Jason Kupferberg - Jefferies LLC - Analyst

Right. Just one follow-up on the kind of pro forma tax rate. I mean if we go to I think it was Slide 6 where you have the non-GAAP income statement, it just look like if you do the calculation of the $262 million of tax expense against the $1,092 million of income before taxes, I think you get in or around a 24% tax rate. I mean is that reasonable zip code to think about where the new code will be operating? Obviously, subject to shifts and geographical income.

Paul Saleh - CSC - CFO

I think we'll provide you ample, again, insight into our tax. I think we're working on it, obviously, as part of the merger the tax attributes are going to be also changing. And then we'll have to address that and update you on that. I would say for right now we've assumed 30%. That's the best that we can do for Everett on a standalone basis for their purposes. And in our case, if you remember, we have been talking about the 20% to 25% tax rate.

Jason Kupferberg - Jefferies LLC - Analyst

Right. Okay. Thank you.

Paul Saleh - CSC - CFO

You're welcome.

Operator

We'll go next to Keith Bachman of BOM.

Keith Bachman - Bank of Montreal - Analyst

Hi. Thank you very much. Two questions for me. Just so I'm clear the $742 million of EBIT for HPE the way to think about that is just add back that $400 million, that will over tax (inaudible) costs?

Paul Saleh - CSC - CFO

Yes. Can you repeat that again? Forgive me.

Keith Bachman - Bank of Montreal - Analyst

Yes. The $742 million that is shown in the pro forma EBIT for HPE because that has extra shared cost the way to think about that I just add back $400 million to that $742 million to get what HPEs like for like FY16, it would be?

Paul Saleh - CSC - CFO

Yes. If you look at the $742 million for them as shown, you are trying to get to which number?

Keith Bachman - Bank of Montreal - Analyst

Just what the real EBIT margin and EBIT dollars are. Because you're adding back the $400 million of incremental shared service costs that's a burden that you're not going to carry.

Paul Saleh - CSC - CFO

Yes. Yes.

Keith Bachman - Bank of Montreal - Analyst

Okay.

Paul Saleh - CSC - CFO

That's correct.

Keith Bachman - Bank of Montreal - Analyst

HP's also said in their most recent Analyst Day that they expect their operating margin, which is equivalent of EBIT, to improve as they look out over the course of what's there FY17. So we should assume that EBIT margin if we will that I just described would actually grow organically as we think about our standalone HP numbers before cost take out's and what not. Is that also a fair statement?

Paul Saleh - CSC - CFO

I think I would just say, you have to base it -- they're being to be giving you their update but if you look at their Investor Day from I think a few weeks ago I think that would be a fair way to look at it.

Keith Bachman - Bank of Montreal - Analyst

Okay. Great. And then just my final one is I think you said you're going to be taking out stock compensation charges from your pro forma earnings as you look forward. Did I hear that correctly?

Paul Saleh - CSC - CFO

No. That was just for EBITDA purposes.

Keith Bachman - Bank of Montreal - Analyst

Okay. But for your pro forma you will include stock based.

Paul Saleh - CSC - CFO

Yes. It's always been in those numbers. In the non-GAAP numbers.

Keith Bachman - Bank of Montreal - Analyst

Okay. Many thanks. That's it for me.

Paul Saleh - CSC - CFO

Thank you.

Operator

We'll go to James Friedman of Susquehanna.

James Friedman - Susquehanna Financial Group - Analyst

Hi. Thanks for doing this call. Paul, you had made some comments about the data, you were going kind of quick there but with regard to data center eliminations, could you just repeat what you were saying in the context of the data center strategy?

Paul Saleh - CSC - CFO

No. That's a good point. I mean it was not a strategy. I was taking it to the financials. If you go back to the slide I think it would be Slide 4, which is also on page 169 of S-4, right? In the presentation of the Everett for the 12 months ended April 30, 2016 during the prior 12 months they had taken $136 million in impairment of data center assets themselves, in their financials. It's already occurred, right? This is a historical element. And then it's showing up on the income statement here because those type of activities were held at corporate before. But for carve-out they get allocated to the business itself.

James Friedman - Susquehanna Financial Group - Analyst

Okay.

Paul Saleh - CSC - CFO

So that's historical cost. That's already out.

James Friedman - Susquehanna Financial Group - Analyst

Yes. Yes. Okay. And then could you go back to your comment about the treatment of the pension in the presentation? I'm sorry. I had a hard time following that.

Paul Saleh - CSC - CFO

All right. What we're saying is that the presentation at the end of the pro forma for the balance sheet it just really brings back the net liability that gets conveyed as part of Everett of $570 million. It started with 1791 if I remember in one of the schedules and then it's adjusted down to the $570 million.

James Friedman - Susquehanna Financial Group - Analyst

Got it. Thanks for taking my questions.

Operator

We'll go next to Ashwin Shirvaiker from Citi.

Ashwin Shirvaikar - Citigroup - Analyst

Thanks, Paul, for all the details. I wanted to clarify when you said the add-back of synergy's, were you referring to gross or net? And (inaudible) to a previous question HPE's own what I would call it improving results. Is that sort of additive to the whole synergy equation, or does that contribute less to the net number?

Paul Saleh - CSC - CFO

All right. Again, we have to just remember we're looking at 2016 numbers to begin with. And what I had mentioned is that the 2016 for presentation purposes did not include any synergy's. In terms of how much synergy's we have talked about $1 billion and there are a number of people here that are assuming some reinvestments of some of it. We haven't commented ourselves on that. We just said that we will get synergyies of about $1 billion. Of $1 billion in year and about $1.5 billion on a run-rate basis.

As far as any improvement from 2016 to 2017 by HP, again I'm going to have to wait for them to provide more guidance on their call about their financial targets and if it is improving, then it would be an addition to the 2016. The 2016 is the starting point. We're already ourselves in fiscal 2017 and they will be starting their fiscal 2017 in November.

Ashwin Shirvaikar - Citigroup - Analyst

Got it. And then the document did mention a couple of risks. One is sort of the tax re-status on the CSRA spend and the other is the non-compete associated with the business CSRA is in. And in your own I think earlier comments I believe you mentioned that you either have or are very confident of getting an opinion from legal tax counsel on that tax re-status. Is there an update? And could you clarify on the non-compete as well?

Paul Saleh - CSC - CFO

Yes. I think on the tax free nature the transaction has been structured to be tax free for both sets of shareholders, right? So it's a reverse more stress for both of us. We feel confident in it but it's like usual, it's a risk factor so we highlight the potential risks. But we feel confident in the position that we have today that this transaction will be tax free for both sets of shareholders. As far as the non-compete as we mentioned on the Public Sector side for the (inaudible) Sector side where we just really take our time to evaluate all the options that deem appropriate for that business and we'll update you in due course.

Ashwin Shirvaikar - Citigroup - Analyst

Is there a reason why that's not sort of a black and white situation and up for discussion?

Paul Saleh - CSC - CFO

Well, this is, again, the -- you know, better answered usually by our legal folks, right? In terms of how they perceive these risk factors, but I think the -- again, as part of any filings we just really highlight all the potential risks that a company could be facing.

Ashwin Shirvaikar - Citigroup - Analyst

Understood. Okay. Great. Thank you.

Operator

At this time we have no further questions.

Paul Saleh - CSC - CFO

All right. Well, I want to thank everybody for joining us today. I hope this was helpful to you and we will be posting some of the slides themselves on our website. You can if you need anything reach directly to Neil. Neil, any final comment?

Neil DeSilva - CSC - Head of Global M&A and IR

No. I think this served the purpose, Paul, and certainly look forward to our call later this evening.

Paul Saleh - CSC - CFO

All right. Thank you, guys.

Neil DeSilva - CSC - Head of Global M&A and IR

Thank you.

Operator

That does conclude our conference for today. We thank you for your participation.

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise Company (“HPE”) created for the transaction (“Spinco”), filed with the SEC a registration statement on Form S-4 and a registration statement on Form 10 containing a prospectus-information statement and CSC will file with the SEC a proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS AND PROSPECTUS-INFORMATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION AND TO READ OTHER DOCUMENTS FILED BY CSC, HPE, AND SPINCO (INCLUDING AMENDMENTS TO EXISTING FILINGS) AS AND WHEN THOSE DOCUMENTS ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these and other documents filed with the SEC by CSC, HPE and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents as well as other documents that will be filed in the future (including amendments to the documents) and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.
This communication is not a solicitation of a proxy from any investor or security holder. However, CSC, HPE, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of CSC in respect of the proposed transaction under the rules of the SEC. Information regarding CSC’s directors and executive officers is available in CSC’s 2016 Annual Report on Form 10-K filed with the SEC on June 14, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on June 24, 2016. Information regarding HPE’s directors and executive officers is available in HPE’s 2015 Annual Report on Form 10-K filed with the SEC on December 17, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on February 12, 2016. These documents as well as other documents filed by CSC, HPE or Spinco with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of Spinco’s Form S-4 and Form 10, CSC’s most recent Form 10-K and any updating information in subsequent SEC filings. CSC, Spinco and HPE disclaim any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.